SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

CYPRESS BIOSCIENCE, INC.
(Name of Subject Company (Issuer))

RAMIUS V&O ACQUISITION LLC
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
RAMIUS NAVIGATION MASTER FUND LTD
RAMIUS OPTIMUM INVESTMENTS LLC
COWEN OVERSEAS INVESTMENT LP
RAMIUS ENTERPRISE MASTER FUND LTD
RAMIUS ADVISORS, LLC
COWEN GROUP, INC.
RCG HOLDINGS LLC
RAMIUS LLC
C4S & CO., L.L.C.
ROYALTY PHARMA US PARTNERS 2008, LP
ROYALTY PHARMA US PARTNERS, LP
ROYALTY PHARMA CAYMAN PARTNERS, LP
ROYALTY PHARMA CAYMAN PARTNERS 2008, L.P.
RP INVESTMENT CORP.
PHARMACEUTICAL INVESTORS, LP
PHARMA MANAGEMENT, LLC
RP MANAGEMENT, LLC
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

232674507
(CUSIP Number of Class of Securities)

JEFFREY C. SMITH
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7900

and

Pablo Legorreta
110 East 59th Street
Suite 3300
New York, NY 10022
(212) 883-0200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

STEVE WOLOSKY, ESQ
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

and

GEORGE W. LLOYD, ESQ.
GOODWIN PROCTER LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109
(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$226,025,735	$16,115.64

_______________

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 34,773,190 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $6.50 (the purchase price per share offered by Offeror).  Such number of shares of common stock represents 38,588,190 shares issued and outstanding as of November 5, 2010 less 3,815,000 shares of common stock already owned by Ramius V&O Acquisition LLC and its affiliates.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,537.15
Form or Registration No.:	SC TO-T
Filing Party:	Ramius V&O Acquisition LLC
Ramius Value and Opportunity Advisors LLC
Date Filed:	September 15, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 9 to Schedule TO (this “Amendment No. 9”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 15, 2010, as amended by Amendment No. 1 to Schedule TO filed on September 20, 2010, Amendment No. 2 to Schedule TO filed on September 21, 2010, Amendment No. 3 to Schedule TO filed on September 30, 2010, Amendment No. 4 to  Schedule TO filed on October 12, 2010, Amendment No. 5 to Schedule TO filed on October 14, 2010, Amendment No. 6 to Schedule TO filed on November 3, 2010, Amendment No. 7 to Schedule TO filed on December 10, 2010 and Amendment No. 8 to Schedule TO filed on December 14, 2010 (collectively, the “Schedule TO”), by Ramius V&O Acquisition LLC, a Delaware limited liability company (“Purchaser”) owned by Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Ramius”), Royalty Pharma US Partners 2008, LP, a Delaware limited partnership (“RP US 2008”), Royalty Pharma US Partners, LP, a Delaware limited partnership (“RP US”), and RP Investment Corp., a Delaware corporation (“RP US Corp”), and certain of their affiliates, including Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC, C4S & Co., L.L.C., Royalty Pharma Cayman Partners, LP, Royalty Pharma Cayman Partners 2008, L.P., Pharmaceutical Investors, LP, Pharma Management, LLC and RP Management, LLC (collectively, together with Ramius, RP US 2008, RP US, RP US Corp and Purchaser, the “Ramius/RP Group”), relating to the offer by Purchaser (the “Offer”) to purchase all issued and outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred stock purchase rights (the “Rights,” and together with such shares, the “Shares”), of Cypress Bioscience, Inc., a Delaware corporation (“Cypress”), at a price of $6.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated September 15, 2010, and in the related Letter of Transmittal (the “Letter of Transmittal”), each of which may be amended or supplemented from time to time.  This Amendment No. 9 is being filed on behalf of the Ramius/RP Group.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to all applicable items of this Amendment No. 9. This Amendment No. 9 should be read together with the Schedule TO.

The Offer is scheduled to expire at 12:00 Midnight, New York City time, on December 30, 2010, unless the offer is extended.

The safe harbor protections for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements Purchaser or its affiliates may make in connection with the Offer.

ITEMS 1 THROUGH 9; ITEM 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented to add the following:

In connection with the execution of the Agreement and Plan of Merger, dated as of December 14, 2010, among Cypress, Ramius, Purchaser, RP US, RP US Corp and RP US 2008 (the “Merger Agreement”), on December 15, 2010 Purchaser extended the Offer until 12:00 Midnight, New York City time on December 30, 2010, unless further extended. All references to “12:00 Midnight, New York City time, on December 17, 2010” in the Schedule TO are amended to be references to “12:00 Midnight, New York City time, on December 30, 2010.”

In connection with the Merger Agreement, the Ramius/RP Group plans to promptly file an amended and restated Offer to Purchase, an amended and restated Letter of Transmittal and other related amended materials, reflecting the revised terms and conditions of the Offer. The amended and restated materials will additionally supplement the Schedule TO and Offer to Purchase to add the new disclosure required in connection with RP US 2008, RP US, RP US Corp and certain of their affiliates joining the Ramius/RP Group in the Offer.

Pursuant to the Merger Agreement, the offer price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Schedule TO, the Offer to Purchase, as it will be amended, and the Merger Agreement, is increased from $4.25 per Share to $6.50 per Share, net to the seller in cash, without interest and less any required withholding taxes.

The full text of the joint press release issued by Purchaser and Cypress on December 15, 2010 announcing the entering into of the Merger Agreement and extension of the Offer is filed as Exhibit (a)(5)(J) hereto and is incorporated by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

(a)(5)(J) Joint press release issued by Ramius V&O Acquisition LLC and Cypress Bioscience, Inc., dated December 15, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cypress Bioscience, Inc. with the Commission on December 15, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify as of December 15, 2010 that the information set forth in this statement is true, complete and correct.

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: Ramius Value and Opportunity Advisors LLC,
       its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By: Ramius LLC,
       its sole member

RAMIUS OPTIMUM INVESTMENTS LLC
By: Ramius Advisors, LLC,
       its managing member

RAMIUS V&O ACQUISITION LLC
COWEN OVERSEAS INVESTMENT LP
By: Ramius Advisors, LLC,
       its general partner

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: Cowen Group, Inc.,
       its sole member

COWEN GROUP, INC.
RCG HOLDINGS LLC
By: C4S & Co., L.L.C.,
       its managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey C. Smith
Jeffrey C. Smith
Authorized Signatory

ROYALTY PHARMA US PARTNERS 2008, LP
By: Pharmaceutical Investors, LP
By: Pharma Management, LLC

ROYALTY PHARMA US PARTNERS, LP
By: Pharmaceutical Investors, LP
By: Pharma Management, LLC

ROYALTY PHARMA CAYMAN PARTNERS, LP
By: Pharmaceutical Investors, LP
By: Pharma Management, LLC

ROYALTY PHARMA CAYMAN PARTNERS 2008, L.P.
By: Pharmaceutical Investors, LP
By: Pharma Management, LLC

RP INVESTMENT CORP.

PHARMACEUTICAL INVESTORS, LP
By: Pharma Management, LLC

PHARMA MANAGEMENT, LLC

RP MANAGEMENT, LLC

By:	/s/ Pablo Legoretta
Pablo Legoretta
Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 15, 2010.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Summary Advertisement published on September 15, 2010.*
(a)(5)(A)	Press release issued by Ramius LLC, dated September 15, 2010, announcing the commencement of the Offer.*
(a)(5)(B)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 17, 2010. *
(a)(5)(C)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 21, 2010.*
(a)(5)(D)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 30, 2010. *
(a)(5)(E)	Content of www.tenderforcypressbio.com. *
(a)(5)(F)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated October 11, 2010. *
(a)(5)(G)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated November 2, 2010. *
(a)(5)(H)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated December 10, 2010. *
(a)(5)(I)	Press release issued by Ramius V&O Acquisition LLC, dated December 14, 2010. *
(a)(5)(J)
Joint press release issued by Ramius V&O Acquisition LLC and Cypress Bioscience, Inc., dated December 15, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cypress Bioscience, Inc. with the Commission on December 15, 2010).

(d)(1)
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated July 19, 2010 (incorporated by reference to the Schedule 13D filed by Ramius LLC with the Securities and Exchange Commission on July 19, 2010).

(g)	None.
(h)	None.
* Previously filed with the Schedule TO.
† Filed herewith.